Exhibit 21.1

List of Subsidiaries of Meihua International Medical Technologies Co., Ltd.

Name of Subsidiaries	Jurisdiction
Kang Fu International Medical Co., Limited	Hong Kong
Yangzhou Huada Medical Device Co., Ltd	The People’s Republic of China
Jiangsu Yada Technology Group Co., Ltd	The People’s Republic of China
Jiangsu Huadong Medical Device Industrial Co., Ltd	The People’s Republic of China